                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )
                                             ---

                         TARGETED GENETICS CORPORATION
------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON SHARES
------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   876 12M 108
                             -----------------------
                                 (CUSIP NUMBER)

         GINETTE DEPELTEAU, SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
   1981 MCGILL COLLEGE AVENUE, MONTREAL (QUEBEC), H3A 3C7 TEL.: (514) 847-5901
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 10, 1999
                           --------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (howerev, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  15   Pages
                                       ------

---------------------                             ------------------------------

CUSIP NO. 876 12M 108            13D                 PAGE   2   OF  15   PAGES
                                                          -----    -----
---------------------                             ------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MONTREAL (QUEBEC) CANADA
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                 3,997,500 COMMON SHARES (INCLUDES 1,333,333
                                 SHARES OF COMMON STOCK OF THE COMPANY ISSUABLE
                                 UPON EXERCICE OF A WARRANT. SEE ITEM 4 BELOW)
                       ---------------------------------------------------------
         NUMBER OF        8      SHARES VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY     ---------------------------------------------------------
            EACH          9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                3,997,500 COMMON SHARES
            WITH       ---------------------------------------------------------
                         10      SHARES DISPOSITIVE POWER


--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,997,500 COMMON SHARES
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.54%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                  This Amendment No. 1, dated December 10, 1999, to the statement on Schedule 13D filed in hard copies with the Securities and Exchange Commission (the "SEC") on April 30, 1998, is being filed jointly on behalf of Caisse de depot et placement du Quebec ("CDPQ") and by its wholly-owned subsidiary, SOFINOV, Societe financiere d'innovation, inc. ("Sofinov") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated December 10, 1999, between CDPQ and Sofinov, a copy of which is attached hereto as Exhibit 1.

                  Because this Amendment No. 1 is the first electronic filing via Edgar, the Schedule 13D is hereby amended and restated as follows:

ITEM 1 - SECURITY AND ISSUER

                  This schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of Targeted Genetics Corporation
("Targeted"), a Washington corporation (the "Company"). The address of the principal executive offices of the Company is 1100 Olive Way, Seattle, WA, 98101.

ITEM 2 - IDENTITY AND BACKGROUND

                  This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

                  The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on Schedule I.

                  To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4 - PURPOSE OF TRANSACTION

                  Pursuant to a Purchase Agreement (the "Purchase Agreement") dated April 17, 1998, Sofinov acquired beneficial ownership of 4,000,000 shares of Common Stock in a private placement through (i) the purchase of 2,666,667 shares of Common Stock (the "Initial Shares") with an exercise price as set forth in Exhibit 3 for an aggregate purchase price of US$4,000,000.50 (the "Purchase Price") and (ii) the granting by the Company to Sofinov of a warrant (the "Warrant") exercisable in whole or in part into 1,333,333 shares of Common Stock (the "Warrant Shares") with an expiration date of April 17, 2003.

                  Pursuant to the exercise of certain registration rights granted to Sofinov in connection with the private placement, the Initial Shares and the Warrant Shares were registered for resale by Sofinov on a Registration Statement on Form S-3 which was filed with the SEC on April 30, 1998.

                  On December 10, 1999, Sofinov sold 2,500 Initial Shares for US$10,625, as set forth on Exhibit 2.

                  Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13D, although either of them may develop such plans or proposals.

                  CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5 - INTEREST IN SECURITIES OF ISSUER

                  (a) Sofinov is the direct beneficial owner of 3,997,500 shares of Common Stock (including the Warrant Shares)(the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 11.54% of the 33,322,000 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company, plus the Warrant Shares.

                  (b) CDPQ has the power to vote and dispose of the Sofinov Shares.

                  (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on Schedule I hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

                  (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

                  (e)    Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

                  1. Joint Filing Agreement dated December 10, 1999 by and between Sofinov and CDPQ.

                  2. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales

                  3. Joint Filing Table of Purchases of Targeted Genetics Corporation.

SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 1999


SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.

By: /s/ Ginette Depelteau
   ------------------------------------
     Name:  Ginette Depelteau
     Title: Corporate Secretary


CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

By: /s/ Ginette Depelteau
   ------------------------------------
     Name:  Ginette Depelteau
     Title: General Secretary - Director

                                                SCHEDULE I

                            LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV


DIRECTORS                      BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION
Jean-Claude Scraire            Caisse de depot et placement du Quebec                       Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Line Boisvert                  Caisse de depot et placement du Quebec                       Director and
                               1981, Avenue McGill College                                  Portfolio Manager
                               Montreal (Quebec) H3A 3C7

Jacques M. Brault              Levesque Beaubien Geoffrion Inc.                             Senior
                               1155, Metcalfe, 5e etage                                     Vice-President
                               Montreal, (Qubec) H3B 4S9

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.               President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Claude Lajeunesse              Ryerson Polytechnic University                               President and Vice
                               350, Victoria Street                                         Chancellor
                               Toronto (Ontario) H2M 2V1

Serge Martin                   Martin International                                         President
                               500, Place d'Armes, Suite 2910
                               Montreal, (Qubec) H2Y 2W2

Guy Morneau                    Regie des rentes du Quebec                                   Chairman of the
                               2600 boul. Laurieir, bureau 546                              Board and President
                               Qubec (Qubec) G1V 4T3

Normand Provost                Caisse de depot et placement du Quebec                       Vice-President
                               1981, Avenue McGill College                                  Coordinator
                               Montreal (Quebec) H3A 3C7


                                        7




                                                SCHEDULE 1

                            LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV


OFFICERS                       BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION
Jean-Claude Scraire            Caisse de depot et placement du Quebec                             Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.                    President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Pierre Pharand                 SOFINOV, Societe financiere d'innovation, inc.                  Vice-President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Bertrand Lauzon                Caisse de depot et placement du Quebec                         Vice-President,
                               1981, Avenue McGill College                                  Finance and Control
                               Montreal (Quebec) H3A 3C7

Ginette Depelteau              Caisse de depot et placement du Quebec                            Secretary
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7



                                                SCHEDULE 1

                             LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ


DIRECTORS                                BUSINESS ADDRESS                                      PRINCIPAL OCCUPATION
Jean-Claude Scraire                      Caisse de depot et placement du Quebec                Chairman
                                         1981, avenue McGill College
                                         Montreal (Quebec) H3A 3C7

Guy Morneau                              Regie des rentes du Quebec                            Chairman of the Board
                                         2600, boul. Laurier, bureau 546                       and President
                                         Quebec (Quebec)  G1V 4T3

Jean-Claude Bachand                      Byers Casgrain                                        Lawyer
                                         1, Place Ville-Marie
                                         Bureau 3900
                                         Montreal (Quebec) H3B 4M7

Claude Beland                            La Confederation des Caisses populaires et            President
                                          d'economie Desjardins du Quebec
                                         100, avenue des Commandeurs
                                         Levis (Quebec) G6V 7N5

Luc Bessette                             Commission administrative des regimes                 President
                                         de retraite et d'assurances
                                         475, rue Saint-Amable
                                         Quebec (Quebec)  G1R 5X3

Rodrigue Biron                           Rodrigue Biron & Associes
                                         305, chemin de la Place St-Laurent
                                         St-Augustin-de-Desmaures
                                         Cap-Rouge (Quebec)  G1Y 3G9

Yves Filion                              Hydro-Quebec                                          Deputy Chief
                                         75, boul. Rene-Levesque Ouest                         Executive Officer
                                         Montreal (Quebec)                                     and Chief Financial
                                         H2Z 1A4                                               Officer

Jean-Yves Gagnon                         Societe de l'assurance automobile du Quebec           General Manager
                                         333, boul. Jean-Lesage
                                         Quebec (Quebec)  G1K 8J6



                                        9



DIRECTORS                                BUSINESS ADDRESS                                      PRINCIPAL OCCUPATION
Henri Masse                              Federation des travailleurs et travailleuses du       President
                                         Quebec
                                         545, boul. Cremazie Est, 17e etage
                                         Montreal, (Quebec) H2M 2V1

Gilles Godbout                           Ministere des Finances                                Deputy Minister
                                         12, rue St-Louis
                                         Quebec (Quebec) G1R 5L3

Thomas O. Hecht                          Technologies IBEX Inc.                                Chairman Emeritus
                                         5485, rue Pare
                                         Montreal (Quebec)  H4P 1P7

Gerald Larose                            Confederation des syndicats nationaux
                                         1601, rue Delorimier
                                         Montreal (Quebec) H2K 4M5

Nicole Trudeau                           Commission municipale du Quebec                       Vice-President
                                         2, Complexe Desjardins
                                         Suite 3100, East Tower
                                         Montreal (Quebec) H5B 1B2



                                        10


                                                SCHEDULE 1

                             LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ


OFFICERS                                 BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
Jean-Claude Scraire                      Caisse de depot et placement du Quebec         Chairman
                                         1981, avenue McGill College
                                         Montreal (Quebec) H3A 3C7

Fernand Perreault                        Same                                           Senior Vice-president
                                                                                        Caisse Real Estate Group
                                                                                        and Mortgage Investments

Michel Nadeau                            Same                                           Senior Vice-president
                                                                                        Investment Planning and
                                                                                        Strategic Affairs

Ginette Depelteau                        Same                                           General Secretary -
                                                                                        Director


                                                   EXHIBIT INDEX
                                                   -------------


EXHIBIT
-------

1. Joint Filing Agreement dated December 10, 1999 by and between Sofinov and CDPQ.

2. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales

3.       Joint Filing Table of Purchases of Targeted Genetics Corporation.

                                        EXHIBIT 1

                                        AGREEMENT
                                        ---------

                  The undersigned hereby agree that this statement on
Schedule 13D with respect to beneficial ownership of shares of common stock of Cubist Pharmaceuticals, Inc. is filed jointly, on behalf of each of them.

Dated:   December 10, 1999


SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.


By: /s/ Denis Dionne
   ---------------------------------
      Name:      Denis Dionne
      Title:     President


By: /s/ Ginette Depelteau
   ---------------------------------
     Name:       Ginette Depelteau
     Title:      Corporate Secretary



CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.


By: /s/ Michel Nadeau
   ---------------------------------
     Name:       Michel Nadeau
     Title:      Senior Vice-president
                 Investment Planning and Strategic Affairs


By: /s/ Ginette Depelteau
   ---------------------------------
     Name:        Ginette Depelteau
     Title:       General Secretary - Director

                                   EXHIBIT 2

-------------------------------------------------------------------------------
                               TABLE OF SALES OF
                            TARGETED GENETICS INC.
-------------------------------------------------------------------------------


                                     SALES
-------------------------------------------------------------------------------


                                                                              PRICE PER SHARE
DATE                                    NUMBER OF SHARES                    IN CANADIAN DOLLARS
----                                    ----------------                    -------------------
DECEMBER
       9                                       2,500                               6.27  *



*   Sales effected in United State

                                      EXHIBIT 3


-------------------------------------------------------------------------------
                                 TABLE OF PURCHASES OF
-------------------------------------------------------------------------------
                          TARGETED GENETICS CORPORATION SHARES
                             EFFECTED BY PRIVATE INVESTMENT
-------------------------------------------------------------------------------


                                PURCHASES OF COMMON SHARES
-------------------------------------------------------------------------------


                                                                              PRICE PER SHARE
DATE                                    NUMBER OF SHARES                      IN U.S. DOLLARS
----                                    ----------------                      ---------------
APRIL
      17                                    2,666,667                              1.50 *
